October 9, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

       Re: Tavia Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 6, 2024
           File No. 333-280275
Dear Kanat Mynzhanov:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed September 6, 2024 General

1. We note your response to prior comment 1, including removing the registration of the convertible preferred securities from your registration statement. We also note, however, that the Class P ordinary shares will be automatically convertible into convertible preferred shares in connection with the initial business combination, which may occur within one year. Given that the Class P ordinary shares may convert automatically into convertible preferred shares within one year of registration, please register the underlying shares of convertible preferred and the class A ordinary shares underlying the convertible preferred shares in accordance with Securities Act Sections
       C&DI Question 103.04.
 October 9, 2024
Page 2

       Further, we continue to note your disclosure that the terms of the convertible preferred
       shares may be changed before their issuance, including that    the terms
of the
       convertible preferred shares may be amended in connection with [the] initial business
       combination    and that you    might also consider amending the terms of
the convertible
       preferred shares, including with respect to dividend rate or conversion price, if [you]
       believe it would make the consummation of the business combination more likely or reduce the number of public shares being redeemed in connection with such business
       combination.    Please disclose all material required information
regarding the terms of
       the underlying convertible preferred shares and their conversion into Class A ordinary shares that investors would need to make an informed investment decision. If you are unable to disclose all material terms of the convertible preferred shares in your registration statement, please revise the terms of your offering accordingly.
2. We note your response to prior comment 2. To the extent that the Class P ordinary shares continue to be offered and sold as part of this offering and will be listed prior to the issuance of the convertible preferred shares, we continue to consider your response to prior comment 2 and how the listing of the Class P ordinary shares would
       comport with the Nasdaq Global Market   s requirements for convertible
securities.
Cover Page

3. We note your response to prior comment 4. As previously requested, please revise to identify your principal executive office, rather than the address of your agent for service of process.
Permitted Purchases of Our Securities, page 88

4. We note the revisions to the agreement filed as Exhibit 10.1 made in response to prior comment 5. Please revise the disclosure to clearly reflect the restrictions on voting as set forth in the agreement.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Jason Simon, Esq.